Exhibit (h)(14)(f)(ii)
Allianz Global Investors Fund Management LLC
1633 Broadway
New York, NY 10019
November 1, 2013
Ladies and Gentlemen:
     Pursuant to an Expense Waiver Agreement effective as of November 1, 2013 between Allianz Funds (the “Trust”) and Allianz Global Investors Fund Management LLC (“AGIFM”), AGIFM has agreed to certain waivers of its fees payable under the Amended and Restated Investment Advisory Agreement dated May 5, 2000, as amended or supplemented from time to time.
     In connection with this, Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) agrees to waive a portion of its fees payable under the Portfolio Management Agreement dated December 31, 2001 between AGIFM and AllianzGI U.S. (as novated from Oppenheimer Capital LLC, effective August 25, 2010), as amended or supplemented from time to time, with respect to the series, and in the amounts, specified in Exhibit A, for a term lasting from November 1, 2013 through October 31, 2014.
     If the foregoing correctly sets forth the agreement between AGIFM and AllianzGI U.S. U.S., please so indicate by signing and returning to AGIFM the enclosed copy hereof.

Very truly yours,

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director
ACCEPTED AND AGREED TO:
Allianz Global Investors U.S. LLC

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	Member, US Executive Committee of
Allianz Global Investors U.S. Holdings, LLC,
Sole Member of Allianz Global Investors U.S. LLC

Exhibit A

Expense Waiver (stated as a
percentage of average daily
net assets of the Fund or
attributable to the specified
share class(es), as
Fund	applicable)
AllianzGI Opportunity Fund	0.05%